WIRELESS TELECOM GROUP, INC.
EXHIBIT 11.1

	For the Year Ended December 31,
	2007	2006
Net income	$3,456,656	$3,524,111

BASIC EARNINGS:
Weighted average number of common shares
outstanding	25,896,547	25,820,909
Basic earnings per common share	$0.13	$0.14

DILUTED EARNINGS:
Weighted average number of common shares
outstanding	25,896,547	25,820,909
Stock options	110,820	98,754
Weighted average number of common shares
outstanding, as adjusted	26,007,367	25,919,663
Diluted earnings per common share	$0.13	$0.14

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